Filed by SBC Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.
Commission File No.: 1-01105

BEFORE THE PUBLIC SERVICE COMMISSION OF THE STATE OF DELAWARE

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)
	)	Case No.
AT&T CORP., TOGETHER WITH	)
ITS CERTIFICATED SUBSIDIARIES	)
)
for Approval of Merger	)
)

JOINT APPLICATION OF SBC COMMUNICATIONS INC. AND AT&T CORP. AND ITS CERTIFICATED SUBSIDIARIES FOR APPROVAL OF MERGER

This Joint Applications is being filed on behalf of SBC Communications Inc. by:	This Joint Applications is being filed on behalf of AT&T Corp. and its Certificated
Subsidiaries by:
Glenn Kenton
Richards, Layton & Finger	Wendie C. Stabler
One Rodney Square	Saul Ewing LLP
920 North King Street	P. O. Box 1266
Wilmington, DE 19801	222 Delaware Avenue
(302) 651-7726	Wilmington, DE 19899
(302) 651-7701 (fax)	(302) 421-6865
kenton@RLF.com	(302) 421-5868 (fax)
wstabler@saul.com
Wayne Watts
Paul K. Mancini	Mark A. Keffer
Martin E. Grambow	Chief Regulatory Counsel
James M. Robinson IV	AT&T Corp.
SBC Communications Inc.	1120 20th Street, NW
175 East Houston	Suite 1000
San Antonio, Texas 78205-2233	Washington, DC 20036
(210) 351-3429	(202) 457-3839
(210) 351-3488 (fax)	(832) 213-0131 (fax)
jr8475@sbc.com	mkeffer@att.com

[additional counsel listed on next page]

Dated: February 28, 2005

Colin S. Stretch	Philip S. Shapiro
Scott K. Attaway	AT&T Corp.
Kellogg, Huber, Hansen, Todd,	15105 Wetherburn Drive
Evans & Figel, PLLC	Centreville, VA 20120
1615 M Street, N.W., Suite 400	(703) 830-8965
Washington, D.C. 20036	(703) 830-8968 (fax)
(202) 326-7968	psshapiro@att.com
(202) 326-7999 (fax)
cstretch@khhte.com

2

BEFORE THE PUBLIC SERVICE COMMISSION OF THE STATE OF DELAWARE

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)
	)	Case No.
AT&T CORP., TOGETHER WITH	)
ITS CERTIFICATED SUBSIDIARIES	)
)
for Approval of Merger	)
)

JOINT APPLICATION OF SBC COMMUNICATIONS INC.
AND AT&T CORP. AND ITS CERTIFICATED SUBSIDIARIES
FOR APPROVAL OF MERGER

1.             SBC Communications Inc. (“SBC”), AT&T Corp. (“AT&T”), and the AT&T subsidiaries certificated to provide telecommunications services in the State of Delaware (collectively, “Joint Applicants”) hereby request Commission approval, pursuant to 26 Del. C. § 215(b), of the merger of SBC and AT&T, in accordance with the Agreement and Plan of Merger jointly entered into by SBC and AT&T on January 30, 2005.*

2.             On previous occasions in which applications have been presented to this Commission for approval of mergers between holding companies whose regulated operating subsidiaries are spread out among numerous states and countries, the Commission has allowed the mergers to be approved by operation of law by declining to take action thereon within thirty (30) days.  See 26 Del. C. § 215(d) (“In the absence of any such action within such period of time, any such proposed merger . . . or acquisition shall be deemed approved.”); see also Joint Application of Bell Atlantic Corp. and GTE Corp. for Approval of Agreement and Plan of

* An investor disclosure statement is attached to this Joint Application as Exhibit A.

Merger, 1998 Del. PSC LEXIS 238, at *1 (Del. Pub. Serv. Comm’n Oct. 27, 1998); Petition of MCI Communications Corp. et al., 1997 Del. PSC LEXIS 145 (Del. Pub. Serv. Comm’n Mar. 4, 1997); Application of WorldCom, Inc., 1997 Del. PSC LEXIS 369 (Del. Pub. Serv. Comm’n Dec. 9, 1997).  The Commission has generally “limited its approval processes to those instances where the merger will have some direct result on subsidiary carriers certificated to operate in this State.”  Bell Atlantic, 1998 Del. PSC LEXIS 238, at *4 (emphasis added).

3.             That same approach is warranted here.  The merger of SBC and AT&T will have no direct result on either the SBC or AT&T subsidiaries certificated to operate in the State of Delaware.  SBC is acquiring AT&T Corp.  The transaction does not directly involve any AT&T operating subsidiaries.  As a result of the merger, AT&T will become a wholly-owned subsidiary of SBC, but AT&T will continue to own all of the subsidiaries it owns today.  All of the AT&T and SBC subsidiaries certificated to operate in Delaware will operate as they did before the consummation of the merger, and the Commission’s regulated authority over those certificated entities will not change.  Additionally, the federal regulatory agencies to which this Commission has deferred in the past – in particular, the Federal Communications Commission (“FCC”) and the United States Department of Justice – will review the merger.

4.             Joint Applicants ask the Commission to take no action on this application, which will result in a statutory approval of the merger thirty (30) days after filing, pursuant to 26 Del. C. § 215(d).  In the event that this Commission decides to act upon this application, the Joint Applicants respectfully submit the following in support of their Joint Application:

I.              THE PARTIES

A.            SBC Communications Inc. (“SBC”)

5.             SBC Communications Inc. is a Delaware corporation with headquarters at 175 East Houston, San Antonio, Texas 78205-2233.  SBC, through its operating subsidiaries,

provides voice, data, and Internet services to residential, business, and government customers, mostly in a 13-state region.  SBC subsidiaries serve 52.4 million access lines and 5.1 million DSL lines in service.  SBC holds a 60 percent economic and 50 percent voting interest in Cingular Wireless, which serves 49.1 million wireless customers.  SBC is also making a $4 billion investment to bring next-generation Internet Protocol-based (“IP-based”) services to 18 million households within 3 years.  More detailed information concerning SBC’s financial status, operations, management, and services is set forth in SBC’s most recent annual report, available at http://www.sbc.com/gen/investor-relations?pid=5465.(1)

B.            AT&T Corp. (“AT&T”)

6.             AT&T is a New York corporation with headquarters at One AT&T Way, Bedminster, New Jersey 07921.  AT&T, through its subsidiaries, is authorized to provide domestic and international telecommunications services throughout the United States.  AT&T operates the world’s largest communications network and offers a global presence in more than 50 countries, national and global IP-based networks, an unmatched portfolio of data and IP services, hosting, security and professional services, technology leadership through AT&T Labs, skilled networking capabilities, and a substantial base of government and large business customers.  More comprehensive information concerning AT&T’s financial status, operations,

(1)  SBC wholly owns two subsidiaries that are certificated to provide competitive interexchange and local exchange services in the State of Delaware, but are not involved in the proposed merger transaction.  The first, SBC Long Distance, Inc. (“SBC Long Distance”), f/k/a Southwestern Bell Communications Services, Inc., is a Delaware corporation headquartered at 5850 W. Las Positas Boulevard, Pleasanton, CA 94588.  SBC Long Distance is authorized to provide competitive local exchange and interexchange telecommunications services throughout the State of Delaware pursuant to a Certificate of Public Convenience and Necessity granted by this Commission in Order No. 6398, which was entered on April 20, 2004 (Docket No. 04-67), and to provide competitive interexchange telecommunications services puruant to a Certificate of Public Convenience and Necessity granted by this Commission in Order No. 4500, which was entered on May 27, 1997 (Docket No. 97-111).  The second, SNET America, Inc. d/b/a SBC Long Distance East, is a Connecticut corporation headquartered at 310 Orange Street, New Haven, CT 06510.  SBC Long Distance East is a wholly owned subsidiary of Southern New England Telecommunications Corporation, which is, in turn, a wholly owned subsidiary of SBC.  SBC Long Distance East is authorized to provide resold intrastate, interexchange services in Delaware pursuant to a Certificate of Public Convenience and Necessity, granted by this Commission in Order No. 4019, which was entered on June 20, 1995 (Docket No. 95-77).

management, and services is set forth in AT&T’s most recent annual report, available at http://www.att.com/ar/docs/annualreport_2003.pdf.

C.            AT&T Subsidiaries

7.             AT&T Communications of Delaware, LLC (“AT&T Communications of Delaware”) is a Delaware limited liability company headquartered at One AT&T Way, Bedminster, NJ  07921.(2)  AT&T Communications of Delaware is a wholly owned subsidiary of AT&T and is authorized to provide resold and facilities-based competitive local exchange and interexchange telecommunications services on a statewide basis pursuant to Certificates of Public Convenience and Necessity, originally granted by this Commission in Docket Nos. 10 and 91-28 (effective August 1, 1991) and subsequently amended in Order No. 4263, which was entered on July 30, 1996 (Docket No. 96-45).

8.             TCG Delaware Valley is a Delaware corporation with its principal offices at 630 Freedom Business Center, Suite 200, King of Prussia, PA 19406.  TCG Delaware Valley, Inc. is a wholly owned subsidiary of Teleport Communications Group, Inc., which in turn is a wholly owned subsidiary of AT&T Corp., and is authorized to provide competitive local exchange telecommunication services pursuant to Certificates of Public Convenience and Necessity granted to Eastern Telelogic Corporation on July 20, 1995 (PSC Order No. 3642), December 6, 1994 (PSC Order Order No. 3907), and June 4, 1996 (PSC Order No. 4229). On December 17, 1996, the Commission approved Teleport Communications Group, Inc.’s  (“TCG”) acquisition of Eastern Telelogic Corporation, now known as TCG Delaware Valley, in Docket No. 96-307 (PSC Order No. 4374).  This Commission also thereafter authorized AT&T’s acquisition of control of TCG pursuant to PSC Order No. 7432 (Docket No. 98-41) entered on February 28,

(2)  On August 8, 2001, AT&T Communications of Delaware, Inc. filed a Certificate of Conversion and Formation with the Delaware Secretary of State, changing its status from a corporation to a limited liability company.

1998, and TCG’s intraLATA toll dialing parity plan was approved pursuant to a Certificate of Public Convenience and Necessity granted by this Commission in PSC Order No. 5137, which was entered on June 22, 1999 (Docket No. 99-184).

II.            REQUEST FOR APPROVAL OF SBC’S ACQUISITION OF AT&T

A.            The Planned Merger

9.             On January 30, 2005, SBC and AT&T entered into an Agreement and Plan of Merger (“Merger Agreement”).  A copy of the Merger Agreement is attached hereto as Exhibit B.

10.           The Merger Agreement provides for AT&T to be merged into a wholly owned subsidiary of SBC.  The SBC subsidiary is a newly formed entity, created for the specific purpose of this transaction.  AT&T will be the surviving entity of the merger with the newly formed subsidiary for all legal purposes.  The combined entity will retain the name AT&T Corp. and will be a wholly owned subsidiary of SBC.

11.           In connection with the merger, AT&T shareholders will receive 0.77942 shares of SBC stock for each share of AT&T stock they own, as well as a one-time cash dividend from AT&T of $1.30 per AT&T share.  SBC shareholders will continue to own SBC stock and otherwise will not be affected by the transaction.  Upon completion of the transaction, former AT&T shareholders will hold approximately 16% of SBC’s outstanding shares.

12.           The merger will not impede the Commission’s ability to regulate and effectively audit the intrastate operations of SBC Long Distance, SBC Long Distance East, AT&T Communications of Delaware, or TCG, which will continue to hold all of the state certificates that they currently hold.  There will be no transfer of assets of those certificated entities in connection with the merger.

B.            Statutory Authority

13.           The Commission’s authority to approve mergers, or transfers of a franchise, is granted by 26 Del. C. § 215.  As explained at the outset, Delaware law permits this Commission to decline to take action, allowing the merger to be approved by operation of law, as it has done in the past in comparable circumstances.  In the event the Commission elects to take action on this application, Delaware law requires this Commission to approve the merger “when it finds that the [merger] is to be made in accordance with law, for a proper purpose and is consistent with the public interest.”  26 Del. C. § 215(d).  For the reasons described below, the Joint Applicants’ planned merger meets this standard.

III.           THE MERGER WILL SERVE THE PUBLIC INTEREST

A.            General Benefits of the Proposed Merger

14.           The Joint Applicants respectfully submit that the merger of SBC and AT&T will clearly and demonstrably benefit the public interest.  The combination of SBC and AT&T responds to major technological, marketplace, and regulatory changes promoting facilities-based competition in all communications services markets by bringing together two companies with complementary strengths, product sets, and customer bases.  Together, SBC and AT&T will be positioned for success in a rapidly changing industry, making the transition from legacy technologies to advanced, next generation Internet Protocol (“IP”) networks and services more quickly and effectively than either company could on a stand-alone basis.  The combined business organization will be stronger, more effective, more responsive, and more innovative, and thus better able to meet the needs and demands of its customers in all market segments – enterprise, small and medium-sized business, government and mass market.

15.           The public will benefit from the merger’s creation of a vigorous U.S. carrier with global reach.  AT&T’s network, which spans more than 50 countries, and AT&T Labs’

technological prowess will be combined with SBC’s financial strength and local exchange, broadband, and wireless capabilities.  Notably, SBC expects higher capital spending, totaling approximately $2 billion (before synergies) over the first several years after consummation of the merger, than likely would have been incurred by the two companies absent the merger.  The transaction thus will maintain American leadership in communications and allow the combined organization to continue to compete successfully for global business.  The telecom sector has been a driving force in the American economy, with a significant impact on investment, employment and productivity.  By perpetuating American leadership in telecommunications, the merger will benefit all Americans.

16.           The merger will strengthen national security.  AT&T in particular is a significant provider of telecommunications and information services to government customers, including the White House, the Department of Homeland Security, the Department of State, the Department of Defense, and numerous states, including Delaware.  This transaction will result in a robust, U.S.-owned carrier with the financial resources and technical expertise necessary, not only to continue to provide those services, but also to improve them through even greater investment in innovation that produces cost savings, more reliable services, and more robust capabilities to meet future needs.

17.           The merger will increase innovation and investment, which will make existing services more efficient, lead to more rapid introduction of those services to new customers, and prompt the development of new services that would otherwise not exist.  The combined organization will have greater incentives and ability to invest in research and development and to make available the fruits of those efforts to all customers.  As a result, residential and small business customers ultimately should enjoy capabilities that once were available only to the largest business and government customers.  And once the SBC and AT&T networks are combined as part of one organization, transport will be more efficient, reliability will increase, and the quality of service will be higher.  Customers in Delaware should benefit from these anticipated merger synergies.

18.           The merger, while ultimately involving an indirect change of control, will not involve any direct or immediate change in the manner in which AT&T provides service to its Delaware customers and will not cause any disruption or interruption of services to AT&T’s Delaware customers.  Moreover, the combined management of AT&T and SBC will unite some of the industry’s most respected and proven leaders and innovators in the common enterprise of providing communications services to businesses and consumers alike.

B.            Post-Merger Competition

19.           According to the FCC’s December 2004 Local Competition Report, as of June 30, 2004, there were four CLECs serving nearly 100,000 access lines in the State of Delaware, virtually all of which had been added in the last three years.  See FCC, Local Telephone Competition:  Status as of June 30, 2004 at Tables 8, 10, 12 (Dec. 2004) (“FCC Local Competition Report”).  Additionally, according to the same FCC report, as of June 30, 2004, there were six wireless carriers operating in the State of Delaware, serving nearly 600,000 residents.  See id. at Table 13.

20.           The merger will not adversely affect competition in the provision of services to businesses in Delaware.  There already are numerous other providers that stand ready, willing, and able to provide services to business customers, including providers such as Verizon, Comcast, Cavalier Telephone, and XO Communications.  If the proposed transaction is consummated, the combined SBC/AT&T organization will only strengthen competition in the business sector.  The combined organization will be better positioned than either SBC or AT&T standing alone to compete vigorously and effectively with existing providers of telecommunications services to medium and large businesses – IXCs, systems integrators, equipment vendors and resellers, network providers, foreign entrants, CLECs, wireless providers, cable companies, and incumbent LECs – across the full range of current and emerging products.

21.           The merger will not adversely affect competition in Delaware not only because of extant competition in the enterprise market, but also because, as separate entities, SBC and AT&T typically sell business services to different sets of customers.  SBC’s strength is in the sale of services to small and medium-sized businesses with a high percentage of their facilities in SBC’s 13 in-region states, while AT&T’s strength is the sale of services nationwide and globally to large, multi-location businesses.  The merger thus involves complementary strengths with very little overlap – particularly in Delaware – rendering it inconceivable that the merger poses any threat whatsoever to the public interest in this state.

22.           The merger will not diminish competition for mass market customers.  AT&T made an irreversible pre-merger decision to discontinue actively marketing local and long distance service to residential and small business customers.  AT&T has already dismantled infrastructure required to recruit new mass market customers by dismissing marketing personnel, terminating vendor contracts, and shutting outbound telemarketing centers.  At the same time, competition for mass market customers is increasingly coming from cable operators, VoIP providers, and wireless carriers, in addition to traditional competitors such as ILECs and CLECs.  “[C]able-VoIP” alone is expected to “take upwards of 20% market share of primary residential access lines,”(3) and VoIP generally is anticipated to be a “major driver of access line loss” for incumbent carriers, as well as “price cuts” for consumers across-the-board.(4)

23.           SBC and AT&T anticipate that the combined company will be better able to compete using VoIP than either company standing alone.  Prior to its decision to cease actively marketing mass market land-line voice service, AT&T had developed a VoIP service, known as “AT&T CallVantage Service.”  By joining together AT&T’s VoIP platform and SBC’s traditional consumer focus and financial resources behind VoIP, the merger will permit the combined company to deploy VoIP to both business and mass market customers more aggressively and effectively, both in and out of SBC’s region.

24.           In the wake of the merger, broadband will likewise continue to play a key role in increasing competitive choice.  According to the FCC’s December 2004 Report on High-Speed Internet Access, as of June 30, 2004, there were seven providers of high-speed access lines operating in the State of Delaware, and the number of Delaware customers subscribing to high-speed Internet access services has mushroomed, with over 75,000 high-speed lines in service, compared to only 1,500 high-speed lines in service as of December 30, 1999.  See FCC, High-Speed Services for Internet Access:  Status as of June 30, 2004 at Tables 6-8 (Dec. 2004).  Non-DSL providers (cable modem and alternative technologies) dominate the provision of high-speed services in Delaware, serving 86 percent of the market.  See id. at Table 7.

25.           In light of AT&T’s current position in the mass market and the existence of a large and growing number of other market players competing with SBC in that market, the merger will not harm consumers.  On the contrary, it will create a stronger company that will be

(3) F. Governali, et al., Goldman Sachs, Neutral Views Retained for North American Telcos at 3 (Jan. 12, 2005).

(4) S. Flannery, et al., Morgan Stanley, Skating on Thin Ice:  Lowering Industry View to Cautious at 4 (Jan. 19, 2005).

positioned to compete in the mass market with more efficiency, effectiveness, and responsiveness.

C.            Quality of Service and Rates

26.           The proposed merger will not adversely affect the availability or quality of the services currently offered by AT&T Communications of Delaware, TCG, SBC Long Distance, or SBC Long Distance East.  AT&T Communications of Delaware and TCG will both continue to exist in their current form upon consummation of the merger.  The merger will have no effect on the terms or conditions of service provided to current customers of AT&T Communications of Delaware.  The same is true for the services provided by SBC Long Distance and SBC Long Distance East.  In general, the merger will be transparent to Delaware customers of those certificated entities.

27.           The merger will ultimately enhance the quality and variety of communications services offered to the citizens of the State of Delaware.  As explained at the outset, the combined organization of SBC and AT&T will be able to offer new technologies to the consumer and corporate markets more rapidly, to provide businesses with customized, sophisticated, and integrated national and global telecommunications systems, and to create network efficiencies.  The combined organization will be able to draw upon the expertise, capabilities, and talents of its combined personnel, employing the best practices learned by each of the previously separate AT&T and SBC organizations and improving the quality and breadth of the services offered.  In particular, it is anticipated that many of the technological innovations of AT&T Labs, which heretofore have been implemented only for the benefit of AT&T’s predominately high-end, large enterprise customers, will have broader application to the small and medium business and mass market customers that will be served by the combined organization.

D.            The Financial Strength of the Resulting Organization

28.           The merger will create an organization that will enjoy enhanced financial health and vigor, which will affirmatively benefit the public.  Recent years have proven difficult for the telecommunications industry, and reduced revenues and diminished market capitalizations are expected in the future.  The merger of AT&T with a financially strong company will substantially improve AT&T’s access to capital at favorable rates, which in turn will positively impact AT&T’s ability to raise necessary capital and to maintain a reasonable capital structure.  For example, the announcement of the merger itself has already had a potential positive impact on AT&T’s credit rating, with Standard & Poor’s indicating that it may raise its ratings on AT&T from below investment grade status to investment grade.

29.           The synergies created by this merger will strengthen the combined organizations through reduced costs, increased productivity, and augmented revenues.  And the positive impact on AT&T’s ability to raise necessary capital and maintain a reasonable capital structure, as noted above, will inure to the benefit of its subsidiaries in Delaware.

E.             Employment

30.           The merger of SBC and AT&T will create a much stronger job outlook for the combined organization.  The merger will position the combined organization for growth, which in time will produce jobs.  By creating a new business combination that is stronger than the sum of its parts, the merger of SBC and AT&T will allow development of new technologies and improvement of currently existing services.  Furthermore, the workforce-related benefits of this merger extend beyond the combined organization’s employment needs.  A strong combined SBC and AT&T will be able to deliver the advanced networks and services required by American businesses to succeed, which in turn creates more jobs in the economy at large.

31.           Both the unions representing SBC and AT&T workers – the Communications Workers of America (“CWA”) and the International Brotherhood of Electrical Workers (“IBEW”) – have expressed their support of the merger.  As Morton Bahr, the President of the CWA stated on January 31, 2005, “[w]ith the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.”   Statement of CWA President Morton Bahr, attached hereto as Exhibit C.  The IBEW similarly cheered the merger: “The IBEW is encouraged by the purchase of AT&T by SBC.  We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike.  The joining of forces by two major players in the industry could be a major step toward this goal.”  Statement of IBEW President Edwin D. Hill, January 31, 2005, attached hereto as Exhibit D.

F.             The Authority of This Commission to Regulate Rates and Service

32.           The approval of this merger will not impair, compromise, or in any material way alter the Commission’s authority to regulate the AT&T and SBC subsidiary or subsidiaries currently operating in the State of Delaware pursuant to this Commission’s certifications.  Upon completion of the merger, the Commission will retain authority over the rates, services, and responsibilities of those certificated entities in accordance with applicable law to the same extent that it does today.

I.              Related Governmental Filings

33.           In addition to this filing, SBC and AT&T are taking steps to satisfy the requirements of other governmental entities with respect to the merger, including the Federal Communications Commission and the United States Department of Justice, each of which will review the merger.  The Joint Applicants also expect the transaction to be reviewed by a number of state regulatory commissions, as well as by various international regulatory entities.

IV.           CONCLUSION

34.           For the foregoing reasons, SBC and AT&T respectfully request that the Commission decline to take action on this Application, and thereby allow the merger to be approved by operation of law, or, in the alternative, approve this Joint Application and grant any other relief deemed necessary and appropriate to effectuate the Agreement and Plan of Merger.

Respectfully submitted,

/s/ Glenn C. Kenton	/s/ Wendie C. Stabler

Glenn Kenton	Wendie C. Stabler
Richards, Layton & Finger	Saul Ewing LLP
One Rodney Square	P. O. Box 1266
920 North King Street	222 Delaware Avenue
Wilmington, DE 19801	Wilmington, DE 19899
(302) 651-7726	(302) 421-6865
kenton@RLF.com	wstabler@saul.com

Wayne Watts	Mark A. Keffer
Paul K. Mancini	Chief Regulatory Counsel
Martin E. Grambow	AT&T Corp.
James M. Robinson IV	1120 20th Street, NW
SBC Communications Inc.	Suite 1000
175 East Houston	Washington, DC 20036
San Antonio, Texas 78205-2233	(202) 457-3839
(210) 351-3429	mkeffer@att.com
jr8475@sbc.com
Philip S. Shapiro
Colin S. Stretch	AT&T Corp.
Scott K. Attaway	15105 Wetherburn Drive
Kellogg, Huber, Hansen, Todd,	Centreville, VA 20120
Evans & Figel, PLLC	703-830-8965
1615 M Street, N.W., Suite 400	psshapiro@att.com
Washington, D.C. 20036
(202) 326-7968
cstretch@khhte.com

Counsel for SBC Communications Inc.	Counsel for AT&T Corp.

Dated:  February 28, 2005

BEFORE THE PUBLIC SERVICE COMMISSION OF THE STATE OF DELAWARE

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)
	)	Case No.
AT&T CORP., TOGETHER WITH	)
ITS CERTIFICATED SUBSIDIARIES	)
)
for Approval of Merger	)
)

AFFIDAVIT

I, Rick L. Moore, being duly sworn according to law, depose and say that I am the Managing Director – Corporate Development of SBC Communications Inc.; that I am authorized to and do make this affidavit for it; and that the facts set forth in the foregoing Joint Application are true and correct to the best of my knowledge, information, and belief.

/s/ Rick L. Moore
Rick L. Moore
Managing Director – Corporate Development
SBC Communications Inc.

Sworn and subscribed before me

this 25th day of February, 2005

Notary Public	/s/ Lisa K. Fox
My Commission Expires: April 21, 2007

BEFORE THE PUBLIC SERVICE COMMISSION OF THE STATE OF DELAWARE

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)
	)	Case No.
AT&T CORP., TOGETHER WITH	)
ITS CERTIFICATED SUBSIDIARIES	)
)
for Approval of Merger	)
)

AFFIDAVIT

I, David P. Condit, being duly sworn according to law, depose and say that I am Vice President of AT&T Corp.; that I am authorized to and do make this affidavit for it; and that the facts set forth in the foregoing Joint Application are true and correct to the best of my knowledge, information, and belief.

/s/ David P. Condit
David P. Condit
Vice President Law and Government Affairs

Sworn and subscribed before me

this 22nd day of February, 2005

Notary Public:	/s/ Deborah A. Stewart
My Commission Expires September 30, 2005

Exhibit A

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205.  Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction.  Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties.  Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry.  Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger: (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.

Exhibit B

Agreement and Plan of Merger

Exhibit C

Statement of CWA President Morton Bahr, January 31, 2005

NEWS RELEASE For Immediate Release 1/31/2005	For More Information: Jeff Miller or Candice Johnson CWA Communications, 202-434-1168

Statement by the Communications Workers of America on SBC’s Proposed Purchase of AT&T

President Morton Bahr of the Communications Workers of America issued the following statement on SBC’s purchase of AT&T. CWA represents 15,000 employees at AT&T and 95,000 at SBC.

SBC’s purchase of AT&T makes good business sense, and it could be good news for customers and employees as well as shareholders of both companies. Such a merger creates a strong U.S. competitor in the global telecom marketplace with the resources to substantially advance the rollout of high-speed broadband and other services and drive economic growth and job expansion.

CWA’s concern is for the employment security and career opportunity of the employees we represent. In recent years, AT&T has been contracting its business and shedding jobs. With the integration of its operations into SBC, there is now the opportunity for a new strategy that instead focuses on dynamic growth and creation of new services and technologies.

We look forward to discussing the companies’ plans in more detail as we talk with SBC and AT&T executives in the coming days and weeks.

With the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.

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Exhibit D

Statement of IBEW President Edwin D. Hill, January 31, 2005

For Immediate Release	Contact: Jim Spellane
January 31, 2005	202 728-6014

Statement of the International Brotherhood of Electrical
Workers On SBC Purchase of AT&T

(Washington, DC) – International President Edwin D. Hill of the International Brotherhood of Electrical Workers (IBEW) issued the following statement on the purchase by SBC of AT&T. The IBEW currently represents 12,500 workers at SBC and 900 at AT&T.

“The IBEW is encouraged by the purchase of AT&T by SBC. We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike. The joining of forces by two major players in the industry could be a major step toward this goal.

“As the telecom market becomes increasingly global in nature, it is imperative that U.S. companies have the ability to compete with anyone. The combined expertise and resources of SBC and AT&T create a company with significant strength in all facets of the industry and that is positioned to become a force in emerging technologies that are in increasing demand.

“We pledge to work with management of SBC and AT&T to ensure that this move will bring about a new era of progress for all concerned.”

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